UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

001-39966
(Commission File Number)

Suite 2129, 1055 West Georgia Street Vancouver, British Columbia Canada V6E 3P3
(Address of principal executive office)

Keith Boyle – 1 (416) 910-4653
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Not applicable

Item 1.01Exhibit

Not applicable

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01Resource Extraction Issuer Disclosure and Report

New Found Gold Corp. (“New Found”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). New Found is relying on the alternative reporting provisions of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirement of item 2.01. New Found’s ESTMA report is available on New Found’s website at https://newfoundgold.ca/investors/. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2024, filed in XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	June 17, 2025	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer